

November 17, 2022

Angel Orrantia
Chief Executive Officer
Four Leaf Acquisition Corp
4546 El Camino Real B10 #715
Los Altos, California 94022

      Re: Four Leaf Acquisition Corp
          Amendment No. 2 to Registration Statement on Form S-1
          Filed November 8, 2022
          File No. 333-267399

Dear Angel Orrantia:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 3, 2022, letter.

Amendment No. 2 to Registration Statement on Form S-1

Cover Page

1.   We note your response to comment 1 of our letter indicating that you sponsor is controlled by a Chinese national who spends significant time in China. We further note that you may intend to invest in an entity in China. Please disclose this prominently on the prospectus cover page. Also provide prominent disclosure about the legal and operational risks associated with being based in or acquiring a company that does business in China. Your disclosure should make clear whether these risks could result in a material change in your or the target company's post-combination operations and/or the value of your shares or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be

worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to data security or anti-monopoly concerns, has or may impact the company's ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company or possibly your target company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page. Further, acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

2.   Given the risks of doing business in the PRC, please revise the cover page to disclose that your sponsor being controlled by a Chinese national may make you a less attractive partner to a non-China based target company than a non-China or non-Hong Kong based SPAC. Please disclose that this may therefore limit the pool of acquisition candidates and make it more likely for you to consummate a business combination in the PRC. Please also state that your ties to China or Hong Kong may make it harder for you to complete an initial business combination with a non-China based target company. Specifically, discuss the impact this could have upon your search for an initial business combination. Further, please revise your prospectus summary and the bullet point risk factors to address these points.

Summary, page 1

3.   Disclose each permission or approval that you are required to obtain from Chinese authorities to operate and to offer the securities being registered to foreign investors. State whether you are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

4.   Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate the auditor of a company you may target for an initial business combination, and that as a result an exchange may determine to delist your securities. As appropriate, please disclose that on August 26, 2022, the PCAOB signed a Statement of Protocol with

the China Securities Regulatory Commission and the Ministry of Finance of the PRC to allow the PCAOB to inspect and investigate completely registered public accounting firms headquartered in China and Hong Kong, consistent with the HFCAA, and that the PCAOB will be required to reassess its determinations by the end of 2022. Please add risk factor disclosure and also disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of "non-inspection years" from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted.

Considerations Relative to the People's Republic of China, page 8

5.   Please revise to address that the Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Risk Factors, page 36

6.   Please revise to provide risk factor disclosure about the Holding Foreign Companies Accountable Act. Please also address and disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of "non-inspection years" from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Also address that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. Finally, address and disclose that on August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the PRC to allow the PCAOB to inspect and investigate completely registered public accounting firms headquartered in China and Hong Kong, consistent with the HFCAA, and that the PCAOB will be required to reassess its determinations by the end of 2022.

7.   In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

The Chinese government may seek to exercise significant oversight ..., page 51

8. Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Enforceability of Civil Liabilities , page 154

9. Please move this section addressing the enforceability of civil liabilities to the forepart of the prospectus. Please revise your discussion to address the difficulty to effect service of process on Mr. Wang and Ms. Kou given they reside in the PRC for a significant portion of their time. Also address that it will be more difficult to enforce liabilities and enforce judgements on those individuals. Revise to address more specifically the increased costs and time constraints. Finally, revise your risk factor section so it contains disclosures which are consistent with the discussion in this section.

General

10. Please address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period. Also address any impact PRC law or regulation may have on the cash flows associated with the business combination, including shareholder redemption rights.

You may contact Jeffrey Lewis at 202-551-6216 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: David Brown, Esq.